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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                             DATAWAVE SYSTEMS, INC.
                             ----------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    237921200
                                   -----------
                                 (CUSIP Number)

                                   Eduard Will
                                 Inprimis, Inc.
                             Chief Executive Officer
                              1601 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 997-6227

                                 with a copy to:

                           Kenneth E. Adelsberg, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                             New York, NY 10004-1490
                                 (212) 858-1000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 3, 2002
                             ----------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

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================================================================================
CUSIP NO. 237921200        13D                                 Page 2 of 4 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              INPRIMIS, INC.
              I.R.S. I.D. # 59-2479377
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP                                                        (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     FLORIDA
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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-----------------------------                      ---------------------------
CUSIP NO. 237921200                13D             PAGE 3 OF 4 PAGES
-----------------------------                      ---------------------------


      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Inprimis, Inc. that it is the beneficial owner of any of the Common Stock of DataWave Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. SECURITY AND ISSUER.

      This Amendment No. 2 to that certain statement on Schedule 13D of Inprimis, Inc. filed October 22, 2001 relates to the Common Stock, no par value per share (the "Issuer Common Stock"), of DataWave Systems, Inc., a company organized under the Business Corporations Act of the Yukon Territory (the "Issuer"). The principal executive offices of the Issuer are located at 101 West 5th Avenue, Vancouver, BC V5Y 4A5.

Item 2. IDENTITY AND BACKGROUND.

            (a) This Amendment No. 2 is being filed by Inprimis, Inc., a Florida corporation ("Inprimis").

            (b) The address of the principal executive offices and principal business of Inprimis is 1601 Clint Moore Road, Boca Raton, Florida 33487.

            (c) Inprimis provides product design services and technology relating to digital entertainment devices to consumer electronics companies, cable operators, Internet service providers and telecommunications companies. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal place of business and address of any corporation or other organization in which such employment is conducted, of each of Inprimis's directors and executive officers as of the date hereof.

            (d) During the past five years, neither Inprimis nor, to Inprimis's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Inprimis nor, to Inprimis's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Eduard Will and Karl Gruns are citizens of the Federal Republic of Germany. Each of the other directors and executive officers listed on Schedule A is a citizen of the United States.

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-----------------------------                      ---------------------------
CUSIP NO. 237921200                13D             PAGE 4 OF 4 PAGES
-----------------------------                      ---------------------------

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable

Item 4.  PURPOSE OF TRANSACTION.

         Not applicable.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (d) Not applicable.

     (e) On January 3, 2002, Inprimis ceased to be the beneficial owner of more than five percent of shares of Issuer Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits filed.



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   After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           February 7, 2002
                           ----------------
                           Date

                           /s/ Eduard Will
                           ---------------
                           Signature

                           Eduard Will, President and Chief Executive Officer
                           --------------------------------------------------
                           Name/Title

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---------------------------
CUSIP NO. 237921200                    13D
---------------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 INPRIMIS, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Inprimis, Inc. Except as indicated below, the business address of each such person is 1601 Clint Moore Road, Boca Raton, Florida 33487.

----------------------------------------------------------------------------------------------------------------------
            NAME AND TITLE                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------
              Eduard Will
   Chairman of the Board, President,                                         Same
 Chief Executive Officer and Director
----------------------------------------------------------------------------------------------------------------------
            Larry L. Light
        Chief Operating Officer                                              Same
----------------------------------------------------------------------------------------------------------------------
            Arthur R. Wyatt                                   Professor, University of Illinois
               Director                                              2001 South Duncan Rd.
                                                                      Champaign, IL 61822
----------------------------------------------------------------------------------------------------------------------
          Bernard A. Carballo                                    Executive Consultant to the
               Director                                            Chief Executive Officer
                                                                   Seagate Technology, Inc.
                                                                       920 Disc Drive
                                                                   Scotts Valley, CA 95066
----------------------------------------------------------------------------------------------------------------------
              Karl Gruns                                             Financial Consultant
               Director                                                Sembdner Str. 4
                                                                       82110 Germering
                                                                           Germany
----------------------------------------------------------------------------------------------------------------------
           R. Michael Brewer
    Senior Vice President and Chief                                          Same
           Financial Officer
----------------------------------------------------------------------------------------------------------------------
           Michael D. Stebel
  Senior Vice President of Sales and                                         Same
               Marketing
----------------------------------------------------------------------------------------------------------------------
          Marty A. Ritchason
   Senior Vice President of General                                          Same
            Administration
----------------------------------------------------------------------------------------------------------------------